SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 156-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

Aktiebolaget Svensk Exportkredit
(Swedish Export Credit Corporation)
(Translation of Registrant's Name Into English)

Västra Trädgårdsgatan 11 B, Stockholm, Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SEK

INTERIM REPORT FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002

Business Activities

The decline and uncertainty in the economy experienced during the period has resulted in a general low demand for new credits in the market. Even so, SEK's volume of new business remained at a high level. SEK reached a total volume of customer-related financial transactions amounting to Skr 9.5 billion (11.1), of which new long-term credits granted totaled Skr 7.3 billion (10.1).

The total volume of customer-related capital markets transactions other than lending was Skr 2.2 billion (1.0). SEK has established a security company, AB SEK Securities, in order to handle SEK's capital markets products.

The aggregate amount of credits outstanding and credits committed though not yet disbursed decreased to Skr 80.0 billion (y-e: 86.8). The decrease mainly reflects currency exchange effects in the existing portfolio due to the weakening of the U.S. dollar during the six-month period.

Simultaneously, the aggregate amount of outstanding offers for new credits increased significantly, to Skr 65.8 billion at period-end (y-e: 53.9).

New long-term borrowings during the period amounted to Skr 24.0 billion (11.4). Europe and Asia have been the most important markets.

SEK continues to have a high level of liquid assets and a low financing risk. At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Operating Results

Profit before taxes for the six-month period amounted to Skr 344.6 million (376.0). The decrease in operating profit was related mainly to lower volumes in the liquidity portfolio. The annualized return on equity was 19.6% (22.3%) pre taxes, and 14.1% (16.1%) after taxes, respectively.

Net interest earnings were Skr 408.9 million (435.2).The contribution to net interest earnings from debt-financed assets was Skr 240.8 million (262.0). The underlying average volume of such debt-financed assets was Skr 114.0 billion (130.6), with an average margin of 42 basis points p.a. (40). The increase in average margin was due mainly to higher margins in the credit portfolio and a higher average volume of the same. Simultaneously, the average volume of the liquidity portfolio, whose average margin is lower than that of the credit portfolio, decreased significantly. The contribution to net interest earnings from the investment portfolio was Skr 168.1 million (173.2). The decrease reflects that reinvestments of parts of SEK's investment portfolio have been at lower interest rates than the interest rates of the replaced, matured assets.

Administrative expenses amounted to Skr 80.6 million (82.4).

Total Assets, Liquidity, and Capital Adequacy

At period-end, SEK's total assets amounted to Skr 134.7 billion (y-e: 149.5). The decrease in the volume of total assets was due to a decrease in the portfolio of liquid assets, as well as currency exchange effects affecting both the liquidity portfolio and the credit portfolio.

Highly rated OECD states represented 28% (y-e: 38%) of SEK's total counterparty exposure. The decrease is mainly due to lower volume in the liquidity portfolio (see above).The exposure to the Swedish State, within the category of highly rated OECD states, represented 19% (y-e: 21%).

No credit losses have been made.

SEK's adjusted total capital adequacy ratio at period-end was 19.6% (y-e: 20.4%), of which 14.0% (y-e: 13.8%) represented adjusted Tier-1. The adjusted ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at period-end was 17.7% (y-e: 18.5%), of which 12.1% (y-e: 11.9%) represented Tier-1. The decreases in the total capital adequacy ratios were due to currency exchange effects on subordinated debt, which affects only the Tier-2 capital.

Stockholm August 30, 2002

Peter Yngwe
President

Auditors' Review Report

We have reviewed the interim report for the six-month period ended June 30, 2002, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, August 30, 2002

Gunnar Abrahamson	Staffan Kjellström	Caj Nackstad
Authorized Public Accountant	***Authorized Public Accountant***	***Authorized Public Accountant***
(Appointed by the SwedishFinancial Supervisory Authority)		

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in million) (* 1 USD = 9.1625 Skr)	June 30, 2002 USD*	June 30, 2002 Skr	June 30, 2001 Skr	December 31, 2001 Skr
Earnings				
Operating profit	38	344.6	376.0	729.0
Pre-tax return on equity	19.6%	19.6%	22.3%	22.5%
After-tax return on equity	14.1%	14.1%	16.1%	16.2%
Lending operations				
Customer-related financial transactions	1,037	9,501	11,104	24,875
Offers for new credits accepted by borrowers	793	7,270	10,116	20,245
Credits, outstanding and undisbursed (old format)	8,736	80,045	87,904	86,805
Credits, outstanding and undisbursed (new format)	5,880	53,873	63,170	61,955
Borrowing operations				
New long-term borrowings	2,366	23,984	11,369	37,957
Outstanding senior debt	12,129	111,129	127,107	123,301
Outstanding subordinated debt	450	4,119	4,797	4,738
Total assets	14,706	134,743	155,850	149,541
Capital				
Capital adequacy ratio	17.7%	17.7%	19.1%	18.5%
Adjusted capital adequacy ratio	19.6%	19.6%	20.9%	20.4%

The definitions of the Financial Highlights are included in SEK's 2001 Annual Report (Note 30). The accounting principles described in SEK's Annual Report for the year 2001 have been applied unchanged.

INCOME STATEMENTS

SEK (exclusive of the S-system)	**January-June, 2002**		January-June, 2001		January -December 2001	
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	2,491.5	2,494.4	3,755.1	3,758.1	6,911.7	6,917.5
Interest expenses	-2,082.6	-2,082.6	-3,319.9	-3,320.0	-6,081.0	-6,081.2
Net interest revenues	**408.9**	**411.8**	**435.2**	**438.1**	**830.7**	**836.3**
Commissions earned	12.2	9.3	2.7	2.7	12.8	12.8
Commissions incurred	-3.3	-3.3	-4.2	-4.2	-7.7	-7.7
Remuneration from/to the S-system	17.8	17.8	18.9	18.9	36.7	36.7
Net results of financial transactions	-7.1	-7.1	9.3	9.3	6.0	6.0
Other operating income	0.0	0.0	0.0	0.0	8.2	8.1
Administrative expenses	-80.6	-83.8	-82.4	-85.4	-150.7	-157.0
Depreciations of non-financial assets	-2.9	-1.8	-3.2	-2.2	-6.3	-4.2
Other operating expenses	-0.4	0.0	-0.3	0.0	-0.7	0.0
Operating profit	**344.6**	**342.9**	**376.0**	**377.2**	**729.0**	**731.0**
Taxes (Note 1)	-96.8	-96.0	-105.6	-105.6	-188.3	-193.7
Net profit for the period	**247.8**	**246.9**	**270.4**	**271.6**	**540.7**	**556.6**

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	**January - June, 2002**	January - June, 2001	January- December, 2001
Interest revenues	318.8	291.4	622.7
Interest expenses	-388.2	-422.8	-853.3
Net interest expenses	**-69.4**	**-131.4**	**-230.6**
Remuneration to/from SEK	-17.8	-18.9	-36.7
Foreign exchange effects	1.4	-11.8	-12.9
Reimbursement from the State	**85.8**	**162.1**	**280.2**
Net	0.0	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)	**April-June, 2002**	January-March, 2002	April-June, 2001	January-March, 2001
(Skr million)	Consolidated Group	Consolidated Group	Consolidated Group	Consolidated Group
Interest revenues	1,208.0	1,283.5	1,788.1	1,967.0
Interest expenses	-1,009.5	-1,073.1	-1,569.7	-1,750.2
Net interest revenues	**198.5**	**210.4**	**218.4**	**216.8**
Operating revenues	18.1	11.9	17.7	13.2
Operating expenses	-52.2	-42.1	-47.2	-42.9
Operating profit	**164.4**	**180.2**	**188.9**	**187.1**
Taxes	-46.2	-50.6	-53.0	-52.6
Net profit for the period	**118.2**	**129.6**	**135.9**	**134.5**

BALANCE SHEETS

(Skr million)	June 30, 2002 Consolidated Group	June 30, 2002 Parent Company	June 30, 2002 Of which S-system	December 31, 2001 Consolidated Group	December 31, 2001 Parent Company	December 31, 2001 Of which S-system
ASSETS						
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	5,747.4	5,747.4	74.3	17,599.1	17,599.1	73.4
Of which current assets	(4,740.9)	(4,740.9)	(74.3)	(16,510.3)	(16,510.3)	(73.4)
Of which fixed assets	(1,006.5)	(1,006.5)	–	(1,088.8)	(1,088.8)	–
Credits to credit institutions (Note 3)	10,946.1	10,936.1	3,382.1	15,361.8	15,361.7	8,480.8
Credits to the public (Note 3)	30,096.9	30,096.9	9,357.0	30,149.2	30,149.2	7,001.5
Other interest-bearing securities	77,922.4	77,922.4	–	75,819.5	75,819.5	–
Of which current assets	(46,813.0)	(46,813.0)	–	(47,479.0)	(47,479.0)	–
Of which fixed assets	(31,109.5)	(31,109.5)	–	(28,340.5)	(28,340.5)	–
Of which credits (Note 2)	(30,978.7)	(30,978.7)	–	(28,074.2)	(28,074.2)	–
Shares in subsidiary	n.a.	113.5	–	n.a.	103.6	–
Non-financial assets	139.4	20.1	–	139.3	18.9	–
Other assets	6,528.6	6,593.6	115.7	6,498.1	6,537.3	190.2
Prepaid expenses and accrued revenues	3,362.2	3,362.2	197.0	3,973.8	3,973.8	232.9
Total assets (Note 4)	**134,743.0**	**134,792.2**	**13,126.1**	**149,540.8**	**149,563.1**	**15,978.8**
LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS						
Borrowing from credit institutions	905.0	905.0	0.0	1,510.6	1,510.6	12.5
Borrowing from the public	98.1	98.1	0.0	92.9	92.9	0.0
Senior securities issued	110,125.8	110,125.8	4,544.9	121,697.5	121,697.5	5,158.6
Other liabilities	12,552.0	12,582.1	214.4	13,887.4	13,889.6	292.5
Lending/(borrowing) between SEK and the S-system	–	–	7,996.6	–	–	10,186.4
Accrued expenses and prepaid revenues	3,006.8	3,006.5	370.2	3,565.6	3,565.4	328.8
Allocations	403.4	18.4	–	403.4	18.4	–
Subordinated securities issued	4,119.1	4,119.1	–	4,738.0	4,738.0	–
Total liabilities and allocations	*131,210.2*	130,855.0	13,126.1	145,895.4	145,512.4	15,978.8
Untaxed reserves	*n.a.*	1,374.9	–	n.a.	1,374.9	–
Share capital	990.0	990.0	–	990.0	990.0	–
Non-distributable reserves	1,129.9	140.0	–	1,129.9	140.0	–
Total non-distributable capital	*2,119.9*	1,130.0	–	2,119.9	1,130.0	–
Profit carried forward	1,165.1	1,185.4	–	984.8	989.2	–
Net profit for the period	247.8	246.9	–	540.7	556.6	–
Total distributable capital	*1,412.9*	1,432.3	–	1,525.5	1,545.8	–
Total shareholders' funds	*3,532.8*	2,562.3	–	3,645.4	2,675.8	–
Total liabilities, allocations and shareholders' funds	**134,743.0**	**134,792.2**	**13,126.1**	**149,540.8**	**149,563.1**	**15,978.8**
COLLATERAL PROVIDED						
Collateral provided	**None**	**None**	**None**	**None**	**None**	**None**
Interest-bearing securities						
Subject to repurchase agreements	0.0	0.0	–	0.0	0.0	–
Subject to lending	74.7	74.7	–	109.4	109.4	–
CONTINGENT LIABILITIES						
Guarantee for liabilities of subsidiary	–	–	–	–	–	–
COMMITMENTS						
Committed undisbursed credits	12,810.2	12,810.2	10,652.4	16,443.9	16,443.9	12,087.6

Specification of Change in Equity

Consolidated Group

(Skr million)	**January-June, 2002**	January-June, 2001
Opening equity	3,645.4	3,505.7
Dividend paid	-360.4	-401.0
Net profit for the period	247.8	270.4
Closing equity	**3,532.8**	**3,375.1**

STATEMENTS OF CASH FLOWS, SUMMARY

(Skr million)	January-June, 2002 Consolidated Group	January-June, 2002 Parent Company	January-June, 2001 Consolidated Group	January-June, 2001 Parent Company
Net cash (used in)/provided by operating activities	**-1,062.4**	**-1,062.5**	**-680.8**	**-675.9**
Net cash (used in)/provided by investing activities	**14,213.8**	**14,213.9**	**14,830.6**	**14,830.6**
Net cash (used in)/provided by financing activities	**-13,151.4**	**-13,151.4**	**-14,149.8**	**-14,154.7**
Cash and cash equivalents at end of period	**0.0**	**0.0**	**0.0**	**0.0**

Capital Base and Required Capital
According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines.
However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.
(Amounts in Skr million)

I. Capital requirement	Consolidated Group						Parent Company					
	June 30, 2002			December 31, 2001			June 30, 2002			December 31, 2001		
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	134,743	29,180	2,335	149,541	28,627	2,290	134,792	29,231	2,338	149,563	28,649	2,292
Off-balance sheet items	16,961	2,756	220	20,134	3,184	255	16,961	2,756	221	20,134	3,184	255
Other exposures	n.a.	11	1	n.a.	1	0	n.a.	12	1	n.a.	1	0
Total	151,704	31,947	2,556	169,675	31,812	2,545	151,753	31,999	2,560	169,697	31,834	2,547
Breakdown by category:												
A. Riskweight 0%	56,963	–	–	73,077	–	–	56,962	–	–	73,077	–	–
B. Riskweight 20%	70,554	14,111	1,129	74,465	14,893	1,191	70,554	14,111	1,129	74,465	14,893	1,191
C. Riskweight 50%	1,853	926	74	2,147	1,074	86	1,853	926	74	2,147	1,074	86
D. Riskweight 100%	15,892	15,892	1,272	15,065	15,065	1,205	15,942	15,942	1,275	15,087	15,087	1,207
E. Market exposures	6,442	1,018	81	4,921	780	63	6,442	1,020	82	4,921	780	63
Total	151,704	31,947	2,556	169,675	31,812	2,545	151,753	31,999	2,560	169,697	31,834	2,547

II. Capital base (A)

	Consolidated Group 06/2002	Consolidated Group 12/2001	Parent Company 06/2002	Parent Company 12/2001
Tier-1 capital	3,873	3,778	3,801	3,801
Tier-2 capital	1,781	2,111	1,791	2,109
Of which:				
Upper Tier-2	1,327	1,640	1,337	1,638
Lower Tier-2	454	471	454	471
Total	5,654	5,889	5,592	5,910
Adjusted Tier-1 capital	4,473	4,378	4,401	4,401
Adjusted Total	6,254	6,489	6,192	6,510

III. Capital Adequacy Ratio

	Consolidated Group 06/2002	Consolidated Group 12/2001	Parent Company 06/2002	Parent Company 12/2001
Total	17.7%	18.5%	17.5%	18.5%
Of which:				
Tier-1 ratio	12.1%	11.9%	11.9%	11.9%
Tier-2 ratio	5.6%	6.6%	5.6%	6.6%
Of which:				
Upper Tier-2 ratio	4.2%	5.1%	4.2%	5.1%
Lower Tier-2 ratio	1.4%	1.5%	1.4%	1.5%
Adjusted Total	19.6%	20.4%	19.4%	20.4%
Of which: Adj. Tier-1 ratio	14.0%	13.8%	13.8%	13.8%

IV. Specification of off-balance sheet items (B)
Consolidated Group and Parent Company:

			Of which:				Book value on-balance sheet: Related to derivative contracts with positive real exposures:		Book value on-balance sheet: Related to derivative contracts with negative real exposures:	
June 30, 2002	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts										
Currency related agreements	102,372	5,879	2,018	3,861	6,056	1,386	650	2,299	1,684	4,044
Interest rate related contracts	72,924	2,039	1,683	356	2,851	574	198	737	1,354	59
Equity related contracts	22,859	2,536	642	1,894	555	381	18	355	294	0
Commodity related contracts, etc.	139	27	19	8	23	6	–	–	–	–
Total derivative contracts	198,294	10,481	4,362	6,119	9,485	2,347	866	3,391	3,332	4,103
Other off-balance sheet contracts and commitments:										
Repurchase agreements etc. (repos)	75	75	–	75	–	–				
Undisbursed credits	12,810	6,405	–	6,405	–	409				
Total	211,179	16,961	4,362	12,599	9,485	2,756				
December 31, 2001										
Derivative financial contracts:										
Currency related agreements	120,310	6,245	2,480	3,765	6,268	1,584	745	5,891	1,066	2,793
Interest rate related contracts	103,836	2,901	2,477	424	3,024	742	205	414	1,923	24
Equity related contracts	19,462	2,613	1,021	1,592	992	605	25	111	269	644
Commodity related contracts, etc.	357	44	23	21	48	10	–	–	–	–
Total derivative contracts	243,965	11,803	6,001	5,802	10,332	2,941	975	6,416	3,258	3,461
Other off-balance sheet contracts and commitments:										
Repurchase agreements etc. (repos)	109	109	–	109	–	–				
Undisbursed credits	16,444	8,222	–	8,222	–	243				
Capital subscribed (unpaid)	–	–	–	–	–	–				
Total	260,518	20,134	6,001	14,133	10,332	3,184				

(A) The capital base includes the profit for the six-month period ended June 30, 2002, less expected dividend related to said period.
(B) In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

Counterparty Risk Exposures
(Amounts in Skr billion)

Consolidated Group and Parent Company:	Total				Credits & Interest-bearing securities				Derivatives, Undisbursed credits, etc.			
	06/2002		12/2001		06/2002		12/2001		06/2002		12/2001	
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Swedish:												
State	**27.5**	19	**33.2**	21	26.5	21	31.4	23	1	6	1.8	9
Municipalities	**3.2**	2	**2.6**	2	3.2	3	2.6	2	–	–	–	–
Mortgage institutions	**3.9**	3	**4.1**	3	3.9	3	4.1	3	–	–	–	–
Banks	**14.5**	10	**16.6**	10	13.6	11	14.9	11	0.9	5	1.7	9
Other credit institutions	**3.4**	3	**2.6**	2	3.4	3	2.6	2	–	–	–	–
Others	**10.1**	7	**9.4**	6	9.8	8	9.4	7	0.3	2	0	0
Foreign:												
States	**13.3**	9	**27.3**	17	8.4	7	22.0	16	4.9	29	5.3	26
Municipalities and provinces	**0.3**	0	**0.4**	0	0.3	0	0.4	0	–	–	–	–
Banks	**38.9**	28	**42.6**	27	33.9	27	36.5	26	5.0	30	6.1	30
Other credit institutions	**18.6**	13	**13.0**	8	13.9	11	7.8	5	4.7	27	5.2	26
Others	**7.8**	6	**7.2**	4	7.7	6	7.2	5	0.1	1	–	–
Total	**141.5**	100	**159.0**	100	124.6	100	138.9	100	16.9	100	20.1	100

Accounting principles: The accounting principles described in SEK's Annual Report for the year 2001 have been applied unchanged.

Note 1. Reported amounts of taxes for the six-month period ended June 30 represents profit before appropriation multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 2. Represents credits granted against documentation in the form of interest-bearing securities.

Note 3. In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 54.8 million (y-e: 43.7). The principal amount not past due on such credits was Skr 42.6 million (y-e: 106.2). All past-due credits were covered by adequate guarantees.

Note 4. The amount of total assets at period-end, Skr 134.7 billion, was approximately Skr 9.3 billion lower than it would have been if the currency exchange rates as of December 31, 2001 had been unchanged.

References herein to "Skr" mean Swedish kronor.
The exchange rate on June 30, 2002 was 9.1625 Swedish kronor to the US dollar (June 30, 2001: 10.845 and December 31, 2001: 10.6675).
Amounts stated herein relate to June 30 or December 31, in the case of positions, and the six-month period ended June 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.
Amounts within parenthesis relate to the same date, in the case of positions, and the same period, in the case of flows, for the preceding year, unless otherwise indicated.
References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)

Postal address	Street address	Telephone	Telefax	Org No. 556084-0315
Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	+46 8 20 38 94	VAT No: SE55608403151
S-103 27 STOCKHOLM	**Internet**	**E-mail**	**Telex**	**Registered office:**
Swift address	www.sek.se	info@sek.se	12166 SEK S	Stockholm, Sweden
SEKXSESS				

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2002

Aktiebolaget Svensk Exportkredit
(Swedish Export Credit Corporation)

By: ______________________
Peter Carlsson

By: ______________________
Jakob Nordin